EXHIBIT 99.1

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY Seabridge Gold Inc. 106 Front Street East, Suite 400 Toronto, Ontario M5A 1E1
ITEM 2.	DATE OF MATERIAL CHANGE February 16, 2011
ITEM 3.	NEWS RELEASE Issued February 16, 2011 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).
ITEM 4.
SUMMARY OF MATERIAL CHANGE
The Company announced that an updated, independent National Instrument 43-101 mineral resource estimate for its KSM project had increased measured and indicated gold resources by 16% to 45.3 million ounces. An additional 14.5 million ounces has been classified as inferred resources. The updated resource estimate was prepared by Resource Modeling Inc. (“RMI”) of Stites, Idaho and incorporates the new Iron Cap zone (see news release dated February 8, 2011) as well as increases at KSM`s three other deposits.

The new KSM resource model will be incorporated into an updated Preliminary Feasibility Study (PFS) scheduled for completion in April 2011. Proven and probable reserves are expected to climb in the new PFS.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE See attached news release.
ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 Not applicable

ITEM 7.	OMITTED INFORMATION No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER Contact: Rudi Fronk Telephone: (416) 367-9292
ITEM 9.	DATED at Toronto, Ontario, this 16th day of February, 2011.

APPENDIX A
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA NYSE Amex: SA	For Immediate Release February 16, 2011

Resources Continue to Grow at Seabridge Gold’s KSM Project

Measured and Indicated Resources Now Total 45.3 Million Ounces of Gold, 11.9 Billion Pounds of Copper, 256 Million Ounces of Silver and 291 Million Pounds of Molybdenum

Toronto, Canada… Seabridge Gold announced today that an updated, independent National Instrument 43-101 mineral resource estimate for its KSM project has increased measured and indicated gold resources by 16% to 45.3 million ounces. An additional 14.5 million ounces has been classified as inferred resources. The updated resource estimate was prepared by Resource Modeling Inc. (“RMI”) of Stites, Idaho and incorporates the new Iron Cap zone (see news release dated February 8, 2011) as well as increases at KSM`s three other deposits.

The following table summarizes the global resource estimate for KSM:

KSM Mineral Resources at 0.50 g/t Gold Equivalent Cutoff-Grade

Measured Resources
Zone	Tonnes (000)	Gold (g/t)	Gold (000 of ounces)	Cu (%)	Copper (millions of lbs)	Silver (g/t)	Silver (000 of ounces)	Moly (ppm)	Moly (millions of lbs)
Mitchell	677,600	0.64	13,943	0.17	2,539	3.2	69,713	58	86.6
Total	677,600	0.64	13,943	0.17	2,539	3.2	69,713	58	86.6

Indicated Resources
Zone	Tonnes (000)	Gold (g/t)	Gold (000 of ounces)	Cu (%)	Copper (millions of lbs)	Silver (g/t)	Silver (000 of ounces)	Moly (ppm)	Moly (millions of lbs)
Mitchell	1,069,500	0.59	20,287	0.17	4,007	3.2	110,033	60	141.4
Sulphurets	199,300	0.63	4,037	0.26	1,142	0.7	4,485	59	25.9
Kerr	241,200	0.25	1,939	0.47	2,499	1.2	9,306	n/a	n/a
Iron Cap	361,700	0.44	5,117	0.21	1,674	5.4	62,796	47	37.5
Total	1,871,700	0.52	31,380	0.23	9,322	3.1	186,620	57	204.8

Measured Plus Indicated Resources
Zone	Tonnes (000)	Gold (g/t)	Gold (000 of ounces)	Cu (%)	Copper (millions of lbs)	Silver (g/t)	Silver (000 of ounces)	Moly (ppm)	Moly (millions of lbs)
Mitchell	1,747,100	0.61	34,230	0.17	6,546	3.2	179,746	59	228.0
Sulphurets	199,300	0.63	4,037	0.26	1,142	0.7	4,485	59	25.9
Kerr	241,200	0.25	1,939	0.47	2,499	1.2	9,306	n/a	n/a
Iron Cap	361,700	0.44	5,117	0.21	1,674	5.4	62,796	47	37.5
Total	2,549,300	0.55	45,323	0.21	11,861	3.1	256,333	57	291.4

Inferred Resources
Zone	Tonnes (000)	Gold (g/t)	Gold (000 of ounces)	Cu (%)	Copper (millions of lbs)	Silver (g/t)	Silver (000 of ounces)	Moly (ppm)	Moly (millions of lbs)
Mitchell	551,000	0.43	7,617	0.14	1,700	3.1	54,917	47	57.1
Sulphurets	160,500	0.53	2,735	0.16	566	1.1	5,676	34	12.0
Kerr	91,500	0.23	677	0.30	605	0.7	2,059	n/a	n/a
Iron Cap	297,300	0.36	3,441	0.20	1,310	3.9	37,278	60	39.3
Total	1,100,300	0.41	14,470	0.17	4,181	2.8	99,930	49	108.4

Seabridge Gold President and CEO Rudi Fronk noted that the quality and size of KSM’s mineral resources have now increased for five successive years. “One of our guiding principles is to grow our gold resources faster than our shares outstanding. Last year`s drill programs increased measured and indicated gold resources by 6.4 million ounces at KSM and 2.7 million ounces at Courageous Lake while our shares outstanding only grew by approximately 3.0 million during the same period.”

 The new KSM resource model will be incorporated into an updated Preliminary Feasibility Study (PFS) scheduled for completion in April 2011. Proven and probable reserves are expected to climb in the new PFS.

RMI estimated gold and copper grades using inverse distance weighting methods within geologically constrained gold and copper grade domains that were constructed for the Mitchell, Sulphurets, Kerr and Iron Cap zones. The grade models were validated visually and by comparisons with nearest neighbor models. The estimated block grades were classified into indicated and inferred mineral resource categories based on mineralized continuity that was determined both visually and statistically (i.e. variogram ranges and gold equivalent indicator probability models) together with proximity to drilling data. To facilitate comparisons with previous resource estimates, recoverable gold equivalent grades were calculated using the same $650 gold price with a 70% gold recovery rate and a $2.00 copper price with an 85% copper recovery rate. The cutoff grade for resource tabulation was set at 0.50 grams per tonne (g/t) gold equivalent, also consistent with the cutoff grade used for previous KSM resource estimates.

The drill hole database for the KSM project now incorporates 440 diamond core holes totaling approximately 123,625 meters. Over 96% of the holes at Mitchell were drilled by Seabridge from 2006 through 2010. Approximately 87% of the total Iron Cap meterage was drilled by Seabridge in 2010. The majority of the Sulphurets assay data were collected by Seabridge (53%), Placer Dome (23%) and Esso Minerals Ltd (9%). The remaining 15% of the Sulphurets drilling data were collected by Falconbridge and two other operators. The majority of the drilling data for the Kerr zone were collected by Placer Dome during the early 1990s. RMI has reviewed the quality assurance/quality control (“QA/QC”) protocols and results from Seabridge’s 2006-2010 drilling programs and has deemed that the number and type of gold and copper standard reference materials (standards, blanks, and duplicates) were reasonable. Based on the performance of those standard reference materials, RMI believes that the Seabridge drill samples are reproducible and suitable for estimating mineral resources. RMI reviewed the Placer Dome QA/QC data for the Sulphurets and Kerr zones and found the data to be reliable.  No Esso QA/QC data were available for review but RMI notes that the assay results from those holes compare favoarably with nearby Seabridge drill holes. Based on QA/QC results and drill campaign comparisons, it is RMI’s opinion that the assay data for the Kerr and Sulphurets zones are reliable for estimating resources.

Gold resource estimates included herein were prepared by RMI under the direction of Michael Lechner, who is independent of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Lechner is a highly regarded expert in his field and frequently undertakes independent resource estimates for major mining companies. Mr. Lechner has reviewed and approved this news release. The independent technical report detailing the KSM resource model will be filed on SEDAR at www.sedar.com.

Exploration activities by Seabridge Gold at the KSM project have been conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Rigorous quality control/quality assurance protocols were employed during the 2010 drilling program including the submission of blanks and standard reference materials along with duplicate samples in every batch of assays. Cross-check analyses were conducted at a second external laboratory on 10% of the samples. The core samples were assayed at Eco Tech Laboratory Ltd., Kamloops, B.C., using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amount of mineral reserves and mineral resources; (ii) any potential for the increase of mineral reserves and mineral resources, whether in existing zones or new zones; (iii) the amount of future production; (iv) further optimization of the PFS including metallurgical performance; (v) completion of and submission of the Environmental Assessment Application; and (vi) potential for engineering improvements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing further optimizations and potential in exploration programs and proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2009 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"
President & C.E.O.
For further information please contact:
Rudi P. Fronk, President and C.E.O.

Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net